Sub-Item 77M
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On March 8, 2002, following and pursuant to a negative consent process outlined in applicable NASD regulations, the accounts of all consenting shareholders of the Freedom Cash Management, Freedom Government, and Freedom Tax-Exempt Funds (the money market sweep vehicles utilized by Sutro and Co., and Tucker Anthony Incorporated prior to its acquisition by DRI) were redeemed and the redemption proceeds invested in certain Great Hall Funds. The redemption proceeds totaled $3.3 billion from the Freedom Cash Management Fund, $572 million from the Freedom Government Fund, and $490 million from the Freedom Tax-Exempt Fund. The Freedom Funds obtained board approval in connection with the foregoing transactions, but shareholder approval was not required. Each of the Freedom Funds has filed an application for deregistration with the Commission on Form N-8F.